FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: September 15, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Interim Dividend Information

Interim Dividend Information

Pursuant to the Company’s Listing Agreement and NYSE Manual Section A.3., we hereby furnish the following information relating to the proposed payment of a cash dividend on the Company’s Common Stock and American Depositary Share (ADS).

1.	The date of declaration of the interim dividend:

In the end of October 2006

2.	The per share amount of the interim dividend:

Estimated ¥50.00 (Japanese yen) per share (Common Stock), and ¥50.00 (Japanese yen) per ADS

3.	The per share amount of any tax to be withheld in respect to such interim dividend, description of such tax and per share amount of the interim divided payable after deduction of such tax.

Generally, under the Income Tax Convention between the United States and Japan, 15% withholding tax is imposed on dividends paid to a United States resident or corporation not having a “permanent establishment” (as defined therein) in Japan. Any fraction, arising from such tax deduction, of less than one yen may be disregarded.

4.	The date of record for determination of holders entitled to receive the interim dividend:

September 30, 2006

5.	Payment date:

To be commenced from the middle of December 2006.

6.	Condition which must be satisfied to enable payment of the divided:

In compliance with legal requirements in Japan, the interim dividend rate must be decided at the Board of Directors’ Meeting of the Company scheduled to be held in the end of October 2006.